Exhibit 99.1

AIR Submits Premarket Tobacco Product Application for Crown Switch Rechargeable Pod Vape Platform

Dubai, UAE, 5 November 2026: AIR GLOBAL PLC (“AIR” or the “Company”) (NASDAQ: AIIR), a global leader in advanced flavored inhalation technologies and pioneer of next-generation nicotine delivery systems, today announced that it has submitted a Premarket Tobacco Product Application (“PMTA”) to the U.S. Food and Drug Administration (“FDA”) for Crown Switch, its next-generation rechargeable pod vape platform.

Stuart Brazier, Chief Executive Officer of AIR, said: “The submission of our PMTA for Crown Switch is an important milestone in AIR’s strategy to build a responsible, science-led presence in the regulated U.S. vaping market. The application includes scientific and technical evidence addressing product quality, manufacturing, consumer behavior and population-level health impacts. We believe Crown Switch has the potential to provide adult smokers with a differentiated alternative to combustible cigarettes.”

Crown Switch is powered by Greentank’s Quantum Vape technology, a chip-based aerosolization system that differs from conventional coil-and-wick and ceramic heating-based technologies. In July 2026, AIR announced a $20 million strategic equity investment in Greentank through the purchase of preferred shares, based on a pre-money valuation of approximately $170 million, and secured a warrant giving AIR the option to increase its ownership stake by an additional 20% over the following 24 months.

The PMTA includes an extensive scientific evidence package covering toxicology and aerosol chemistry, including evaluation of the heating system and aerosol constituents; clinical (pharmacokinetics and abuse liability) and non-clinical studies; adult consumer perceptions, intentions and behavior, including switching; individual- and population-level health impact assessments; design, composition, manufacturing and quality-control data supporting consistent production to defined specifications; and measures to limit youth access and use, and environmental considerations.

Consumer research included in the PMTA evaluated adult smoker perceptions and intentions, including the likelihood of adult smokers switching from combustible cigarettes to Crown Switch, and found strong interest in, and intention to use, Crown Switch among current adult smokers.

The PMTA is intended to provide FDA with the scientific evidence necessary to determine whether permitting the marketing of Crown Switch would be appropriate for the protection of the public health, taking into account the risks and benefits to the population as a whole, including users and non-users of tobacco products. FDA will first determine whether to accept and file the application for scientific review, and may request additional information or conduct inspections during the review process.

The application includes extensive product quality, manufacturing and product-testing information. Design, composition, manufacturing and control data are intended to support consistent production to defined specifications, while the application includes data evaluating the heating system and aerosol constituents. The pod closure is designed to reduce leakage and prevent refilling, the packaging is designed to be child-resistant, and the battery has been tested against recognized safety standards.

The submission extends AIR’s U.S. strategy beyond its established social inhalation business, led by the Al Fakher shisha brand. AIR believes that a significant portion of the U.S. vaping market is currently served by unauthorized, illicit products, and that responsible innovation in the regulated market, together with appropriate enforcement action, could help limit the growth of the illicit market.

AIR believes the application provides FDA with the scientific evidence sufficient for it to conclude that permitting the marketing of Crown Switch would be appropriate for the protection of the public health, taking into account the risks and benefits to the population as a whole, including users and non-users of tobacco products. However, the final determination will rest solely with the FDA.

About AIR

Founded in 1999 and headquartered in Dubai, AIR is a global consumer brands and innovation company with a presence in more than 90 markets worldwide. Its portfolio reaches millions of adult consumers across social inhalation and modern nicotine categories through brands including Al Fakher, NameLess, and Al Aseel (flavored shisha molasses), and Crown Switch (rechargeable pod vape platform).

AIR’s strategy combines category-leading brands, scientific research, and in-house innovation capabilities. Strategic investments such as Greentank and royalty-generating intellectual property partnerships such as Crown Bar enhance its participation in fast-growing nicotine and inhalation categories. The Company develops next-generation technologies and products, including OOKA, the charcoal-free pod-based shisha.

By connecting brands, technology, science, and commercial partnerships, AIR is building a differentiated platform positioned to shape the future of adult consumer experiences.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. AIR intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “continue,” “designed,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “seek,” “should,” “will,” “would,” or, in each case, their negative or other variations or comparable terminology.

Forward-looking statements in this press release include, but are not limited to, statements regarding: the FDA’s review of the PMTA for Crown Switch and the timing and outcome of that review, including whether FDA will authorize the marketing of Crown Switch; the content, sufficiency and regulatory acceptance of the scientific, clinical, non-clinical and consumer evidence submitted in the PMTA; adult smoker switching behavior and potential impacts on non-users; the effectiveness of measures intended to limit youth access and use; the timing and extent of any U.S. commercialization of Crown Switch; enforcement trends against unauthorized and illicit vaping products; regulatory developments affecting tobacco and nicotine products; AIR’s Greentank investment and the potential exercise of its warrant; and AIR’s strategy, market position and future business prospects.

Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting AIR. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: AIR’s ability to obtain FDA acceptance and authorization of its PMTA on the timelines it expects, or at all; the possibility that FDA refuses to accept or file, delays or denies the Crown Switch PMTA, including through the issuance of a marketing denial order, which could prevent AIR from marketing Crown Switch in or from the U.S. market; changes in FDA enforcement priorities and enforcement discretion; the results of scientific studies and their acceptance by regulatory authorities; regulatory changes and enforcement trends in the tobacco and nicotine industries, including restrictions on flavored products; youth usage trends and related regulatory scrutiny; competition from illicit or unregulated sources; AIR’s ability to execute its product development and commercialization strategy, including its U.S. market expansion strategy; AIR’s reliance on Greentank and other third parties for technology and components; AIR’s ability to realize the anticipated benefits of the Greentank investment; changes in consumer preferences; changes in applicable laws or regulations; general economic conditions; and the other important factors discussed under the caption “Risk Factors” in AIR’s Registration Statement on Form F-4, as amended, and Registration Statement on Form F-1, filed with the U.S. Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in AIR’s other filings with the SEC, including its Reports on Form 6-K.

Nothing in this press release should be regarded as a representation by AIR that the forward-looking statements will be achieved. Forward-looking statements speak only as of the date they are made, and undue reliance should not be placed on such statements. AIR undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute (and shall not be construed as) an offer to sell or the solicitation of an offer to buy any securities of AIR, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

AIR Investor Relations: Gaurav Jain: Gaurav.jain@air.global; +971-56-439-4296
Anuja Shendye: a.shendye@air.global; +971-58-907-8782
investor@air.global

AIR Media Relations: ICR for AIR. For more information, email inquiries to AIRglobal@icrinc.com